UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Central European Media Enterprises Ltd.
(Name of Issuer)
Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)
G20045103
(CUSIP Number)
Ronald S. Lauder
767 Fifth Avenue, Suite 4200
New York, New York 10153
(212) 572-4090
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 02, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS Ronald S. Lauder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		90,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,113,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,000

WITH	10	SHARED DISPOSITIVE POWER

		25,113,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,203,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 10 Pages

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Investments Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,885,705

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,885,705

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,885,705

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 3 of 10 Pages

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Savannah LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,122,364

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,122,364

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 4 of 10 Pages

CUSIP No.	G20045103
This Amendment No. 16 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 15, filed on January 5, 2010 (the “Schedule 13D”) , with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer”). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D, as well as removes RSL Investments Corporation, a Delaware corporation (“RIC”) as a Reporting Person.

Item 2.	Identity and Background
This Schedule 13D is being filed on behalf of:
(i)	RSL;

(ii)	RSL Investments Corporation; and

(iii)	RSL Savannah, LLC, a Delaware limited liability company (“RSL Savannah”, together with RSL and RIC, the “Reporting Persons”).
The principal business of RIC is to serve as holding company for various investments of RSL. The address of the principal office of RIC is 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RSL is the sole shareholder of RIC. RSL is the sole Director and Chairman of RIC.
The principal business of RSL Savannah is to serve as holding company for various investments of RSL. The address of the principal office of RSL Savannah is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RSL is the sole member of RSL Savannah. RSL is President of RSL Savannah.

Page 5 of 10 Pages

CUSIP No.	G20045103
During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons did not purchase, nor provide any funds or other consideration with respect to the purchase of, the TW Purchased Shares (as described further in Item 4 below).

Item 4.	Purpose of Transaction
On March 2, 2011, Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or private limited company, organized under the laws of the Netherlands (“TW Holdings BV”), purchased 3,122,364 shares of Class A Common Stock (the “TW Purchased Shares”). This was disclosed in the Schedule 13D/A filed with the SEC on March 4, 2011 by TW Holdings BV, Time Warner Inc., a Delaware corporation (“TW”) and TW Media Holdings LLC, a Delaware limited liability company, (“TW Media”, together with TW Holdings BV and TW, the “TW Reporting Persons”). The purpose of the transaction, as reported by the TW Reporting Persons in such Schedule 13D/A, was for the TW Reporting Persons to acquire additional equity of the Issuer.
Pursuant to that certain Irrevocable Voting Deed and Corporate Representative Appointment, by and among TW Holdings BV, RSL, RSL Savannah and the Issuer, dated May 18, 2009 (the “Voting Agreement”), previously filed with the SEC with Amendment No. 13 to this Schedule 13D, RSL Savannah was granted the right to vote any shares of Class A Common Stock acquired by TW Holdings BV during the term of the Voting Agreement, subject to the terms and conditions of the Voting Agreement (which includes an exception with respect to any vote regarding a change of control transaction), and accordingly, RSL Savannah will have the right to vote the TW Purchased Shares in accordance therewith.
The Reporting Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) — (j) of Item 4 of Schedule 13D other than contained herein or that have been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer’s press releases.

Item 5.	Interest in Securities of the Issuer
(a)	At March 02, 2011, the Reporting Persons beneficially own the following number of shares of Class A Common Stock:
(i)
RSL beneficially owns 25,203,300 shares of Class A Common Stock, in the following manner: — 17,622,364 shares of Class A Common Stock held directly by TW Holdings BV over which RSL Savannah, of which RSL is the sole member, was granted a proxy pursuant to the terms of the Voting Agreement; — 4,500,000 shares of Class B Common Stock of the Issuer (“Class B Common Stock”) held directly by TW Holdings BV over which RSL Savannah was granted a proxy pursuant to the terms of the Voting Agreement; — 90,000 shares of Class B Common Stock underlying exercisable options held directly by RSL; — 2,885,705 shares of Class B Common Stock held directly by RIC, of which RSL is the sole shareholder; and — 105,231 shares of Class B Common Stock held directly by RAJ Family Partners, L.P. (“RAJ LP”), the managing general partner of which is RAJ Family Corporation (“RAJ Corp”), of which RSL is Chairman and President;

(ii)	RIC beneficially owns 2,885,705 shares of Class A Common Stock, in the form of 2,885,705 shares of Class B Common Stock held directly by RIC; and

(ii)
RSL Savannah beneficially owns 22,122,364 shares of Class A Common Stock, in the form of, 4,500,000 shares of Class B Common Stock held directly by TW Holdings BV and 17,622,364 shares of Class A Common Stock held directly by TW Holdings BV.

Page 6 of 10 Pages

CUSIP No.	G20045103

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. For each Reporting Person, assuming conversion of all shares of Class B Common Stock beneficially owned by such Reporting Person:

(i)	RSL beneficially owns 25,203,300 shares of Class A Common Stock, which would represent 39.2% of the number of shares of Class A Common Stock outstanding; and

(ii)	RIC beneficially owns 2,885,705 shares of Class A Common Stock , which would represent 4.5% of the number of shares of Class A Common Stock outstanding.

(iii)	RSL Savannah beneficially owns 22,122,364 shares of Class A Common Stock, which would represent 34.4% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Assuming no conversion of any of the outstanding shares of Class B Common Stock:

(i)
the 17,622,364 shares of Class A Common Stock and 7,580,936 shares of Class B Common Stock (including 90,000 shares of Class Common Stock underlying exercisable stock options) for which RSL has voting power would represent 70.9% of the aggregate voting power of the Issuer; and

(ii)	the 2,885,705 shares of Class B Common Stock for which RIC has voting power, would represent 21.9% of the aggregate voting power of the Issuer.

(iii)	the 4,500,000 shares of Class B Common Stock and 17,622,364 shares of Class A Common Stock for which RSL Savannah has voting power constitute 47.5% of the aggregate voting power of the Issuer.
(b)
The Reporting Persons have the power to vote, or direct the vote of (“Voting Power”), and the power to dispose, or direct the disposition of (“Dispositive Power”), shares of Class A Common Stock as follows:

(i)
RSL has sole Voting Power and sole Dispositive Power with respect to 90,000 shares of Class B Common Stock underlying exercisable stock options held directly by RSL. RSL shares Voting Power and Dispositive Power with respect to 25,113,300 shares of Class A Common Stock as follows: — RSL shares Voting Power and Dispositive Power with RSL Savannah and TW Holdings BV with respect to 17,622,364 shares of Class A Common Stock and 4,500,000 shares of Class B Common Stock that are directly held by TW Holdings BV and are subject to the Voting Agreement and the Investor Rights Agreement by and among TW Holdings BV, RSL, RSL Savannah, RIC, RSL Investment LLC and the Issuer, dated May 18, 2009 (the “Investor Rights Agreement”), which was previously filed with the SEC with Amendment No. 13 to this Schedule 13D; — RSL, as sole shareholder of RIC, shares Voting Power and Dispositive Power with RIC with respect to 2,885,705 shares of Class B Common Stock held directly by RIC; and — RSL, as Chairman and President of RAJ Corp, shares Voting Power and Dispositive Power with RAJ Corp and its majority shareholder with respect to 105,231 shares of Class B Common Stock held directly by RAJ LP

(ii)	RIC has sole Voting Power and Dispositive Power with respect to 2,885,705 shares of Class B Common Stock held directly by RIC.

(ii)
RSL Savannah shares Voting Power and Dispositive Power with RSL and TW Holdings BV with respect to 17,622,364 shares of Class A Common Stock and 4,500,000 shares of Class B Common Stock that are directly held by TW Holdings BV and are subject to the Voting Agreement and the Investor Rights Agreement;

(d)
The majority shareholder of RAJ Corp and the general partners and the limited partners of RAJ LP have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 105,231 shares of Class B Common Stock held directly by RAJ LP. RSL holds directly or indirectly a majority of the partnership interests in RAJ LP.

Page 7 of 10 Pages

CUSIP No.	G20045103
(e)	As at March 2, 2011, RIC ceased to be the beneficial owner of more than 5% of Class A Common Stock.

Item 7.	Materials to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Page 8 of 10 Pages

CUSIP No.	G20045103
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 10, 2011

RONALD S. LAUDER
By	/s/ Ronald S. Lauder

RSL INVESTMENTS CORPORATION
By	/s/ Kelli Turner
	Name:	Kelli Turner
	Title:	President, Secretary and Treasurer

RSL SAVANNAH LLC
By	/s/ Kelli Turner
	Name:	Kelli Turner
	Title:	President, Secretary and Treasurer

Page 9 of 10 Pages

CUSIP No.	G20045103
EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement, by and among Ronald S. Lauder, RSL Investments Corporation and RSL Savannah LLC, dated March 10, 2011.

Page 10 of 10 Pages